Exhibit 99.1

Galaxy Payroll Group Limited Announces Share Consolidation

HONG KONG – September 3, 2025 – Galaxy Payroll Group Limited (Nasdaq: GLXG) (“Galaxy” or the “Company”), a leading global payroll provider, today announced that its Board of Directors has unanimously approved a consolidation of all issued and unissued ordinary shares at a ratio of ten (10) shares to one (1) share of the same class (the “Share Consolidation”). The Share Consolidation was approved pursuant to the British Virgin Islands Business Companies Act and the Company’s amended and restated memorandum and articles of association.

The Share Consolidaton will be effective at 12:01 a.m. (ET) on September 8, 2025 (the “Record Date”) and the Company’s ordinary shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a consolidation-adjusted basis at the opening of market on September 8, 2025. The Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the trading symbol “GLXY” but will trade under the following new CUSIP number: G37692 111.

The Share Consolidation will apply to both Class A and Class B ordinary shares, with the par value per share increasing from US$0.000625 to US$0.00625 following the consolidation. The Share Consolidation will reduce the number of outstanding ordinary shares of the Company from 21,615,000 to approximately 2,161,500. No fractional shares will be issued in connection with the Share Consolidation. Instead, the Company will issue one full post-Share Consolidation ordinary share to any shareholder at a participant level who would have been entitled to receive a fractional share as a result of the process. The Company’s memorandum and articles of association will be amended to reflect these changes.

“The share consolidation represents an important step in optimizing our capital structure as we position the Company for future growth opportunities,” said Mr. Wai Hong Lao, Chairman and Chief Executive Officer of Galaxy Payroll Group. “This action will streamline our share structure while maintaining the proportional rights and economic interests of all shareholders.”

About Galaxy Payroll Group Limited

Galaxy Payroll Group Limited is a leading payroll outsourcing service provider based in Hong Kong. The company specializes in delivering HR and payroll solutions to multinational companies across various industries. With a focus on innovation and client satisfaction, GLXG operates in Hong Kong, Taiwan, Macau, and the PRC, offering payroll outsourcing, employment services, and consultancy to businesses of all sizes.

For more information, please visit Galaxy Payroll Group’s website: www.galaxyapac.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

For enquiry, please contact Intelligent Joy Limited:

Karen Deng

Phone: (852) 3594 6407

Email: pr-team@intelligentjoy.com